EXHIBIT A

THE BEAR STEARNS COMPANIES INC. (the “Corporation”)
BOARD CANDIDATE GUIDELINES

     The following are the criteria that the Nominating Committee and the Board shall utilize when evaluating a Board candidate:

     The Board of Directors should be composed of individuals who have demonstrated significant achievements in business, education or public service. Director-candidates should possess the requisite character, knowledge, education and experience to make a significant contribution to the Board and bring a range of skills, perspectives and backgrounds to the deliberations of the Board. Significantly, a director-candidate must have high ethical standards, a strong sense of professionalism and a willingness to serve the interests of the stockholders. For those director-candidates who are also employees of the Corporation, such individuals should be members of the executive management team of the Corporation who have, or are in the position to acquire, a broad base of information about the Corporation and its businesses.

     The Board should conclude that the professional and personal background of each director-candidate has enabled him or her to acquire the wisdom, insight and perspective necessary to effectively fulfill a director’s duties. In addition, the following specific attributes and qualifications should be considered in evaluating the candidacy of an individual as a director on the Board of Directors:

     Management and Leadership Experience — The director-candidate must have extensive experience in business, education or public service.

     The experience of candidates from the different fields of business, education, or public service should be assessed and evaluated as follows:

     Candidates from the Field of Business. The director-candidate is or has been the chief executive officer, chief operating officer or chief financial officer, or holds or has held a senior managerial position in one of the following: a major public corporation; a recognized privately held entity; or a recognized money or investment management firm.

     Candidates from the Field of Education. The director-candidate holds or has held a position at a prominent educational institution comparable to the position of university or college president and/or dean of a school within the university or college, or holds or has held a senior faculty position in an area of study important or relevant to the Corporation.

     Candidates from the Field of Public Service. The director-candidate has held one or more elected or appointed senior positions in the federal government or any federal agency, any state or municipal government or agency, or holds or has held one or more elected or appointed senior positions in a nonprofit organization.

     Skills and Diverse Background — The director-candidate must bring a desired range of skills, diverse perspectives and experience to the Board.

     The following attributes should be considered in assessing the contribution that the director-candidate could make as a member of the Board:

     Financial Literacy. Director-candidates having a sufficient understanding of financial reporting and internal control principles, or financial management experience, would bring desirable knowledge and skills to the Board.

     International Experience. International experience would be a positive characteristic in a director-candidate’s profile. Having an understanding of the culture of English and non-English speaking foreign countries would also be considered beneficial.

     Knowledge of the Duties of a Director. The director-candidate’s capacity and/or experience to understand fully the legal responsibilities of a director and the governance processes of a public company is an essential factor.

     No Interlocking Directorships. The director-candidate should not have any prohibitive interlocking relationships or conflicts of interest.

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     Integrity and Professionalism — The director-candidate must have high ethical standards, a strong sense of professionalism and be capable of serving the interests of stockholders.

     Personal Experience. The director-candidate should be of high moral and ethical character. The candidate must exhibit independence, objectivity and willingness to serve as a representative of the Corporation’s stockholders.

     Individual Characteristics. The director-candidate should possess personal qualities that would enable him or her to be able to make a contribution to Board deliberations. These qualities include, for example, intelligence, self-assuredness, high ethical standards, interpersonal skills, independence, a willingness to ask difficult questions, strong communication skills and commitment. In considering candidates for Board membership, the diversity of individual experiences and backgrounds will be considered in looking at the composition of the Board.

     Availability. The director-candidate must have, and be willing to commit, the required hours necessary to discharge the duties of Board membership.

     Compatibility. The director-candidate should be able to develop a good working relationship with other Board members and contribute to the Board’s working relationship with the senior management of the Corporation.

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